Huntsman International LLC

500 Huntsman Way

Salt Lake City, UT 84108

April 7, 2011

Via EDGAR Transmission, Facsimile and Express Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:       Edward M. Kelly, Senior Counsel

Pamela A. Long, Assistant Director

Re:	Huntsman International LLC
Registration Statement on Form S-4
Filed March 25, 2011
File No. 333-173106

Ladies and Gentlemen:

Huntsman International LLC is submitting this correspondence in response to the comments provided in your letter dated March 31, 2011 with respect to the Registration Statement on Form S-4 referenced above (the “Registration Statement”).

Concurrently with this letter, we have filed Amendment No. 1 to the Registration Statement (the “Amendment”).  For your convenience, we are providing three copies of the Amendment, three copies of the Amendment marked to show all changes made to the Registration Statement and three copies of a supplemental letter referred to below with the express courier copies of this letter.

For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by our response.

General

1.              We note that you are making the exchange offer in reliance on our position in no-action letters.  File a supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993),and Morgan Stanley & Co., Incorporated (June 5, 1991) no-action letters.  Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Response:

Concurrently with this letter, we have transmitted the supplemental letter referenced in the comment above.

Risk Factors

2.              We note that statements “The risks and uncertainties described below are not the only risks we may face.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.”  Since Huntsman International is required to disclose all risks that it believes are material at this time, please delete the statements.

Response:

We have deleted the sentences referenced in the comment above. Please see page 13 of the Amendment.

Exhibits 5.1, 5.2, 5.3, and 5.4

3.              We note that you intend to file by amendment the legal opinions.  Allow us sufficient time to review the legal opinions before requesting acceleration of the registration statement’s effectiveness.

Response:

Exhibits 5.1, 5.2, 5.3 and 5.4 have been filed with the Amendment, and we will allow sufficient time for your review of these legal opinions before we seek effectiveness of the Registration Statement.

In connection with this response, Huntsman International LLC further acknowledges that

•                  it is responsible for the adequacy and accuracy of disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 584-5828, Sean Pettey at (801) 584-5776 or Nathan Jones of Stoel Rives LLP at (801) 578-6943.

Very truly yours,

/s/ James R. Moore
James R. Moore

cc:	J. Kimo Esplin
L. Russell Healy
Randy W. Wright
Sean H. Pettey
Nathan W. Jones